UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

LUMINEX CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	000-30109	74-2747608
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12212 TECHNOLOGY BLVD., AUSTIN, TEXAS	78727
(Address of principal executive offices)	(Zip Code)

Harriss T. Currie	(512) 219-8020
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01    Conflict Minerals Disclosure and Report

Luminex Corporation evaluated its current product lines and determined that certain products we manufacture contain tin, tungsten, tantalum and/or gold. The survey of our suppliers determined that our supply chain is "DRC conflict undeterminable" and as a result we have filed a Conflict Minerals Report.

Conflict Minerals Disclosure

A copy of Luminex Corporation's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at www.luminexcorp.com/about-luminex/corporate-responsibility/.

Item 1.02    Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

SECTION 2 - EXHIBITS

Item 2.01    Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 29, 2015	LUMINEX CORPORATION

	By:	/s/ Harriss T. Currie
		Name:	Harriss T. Currie
		Title:	Chief Financial Officer, Senior Vice President of Finance